ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                                  BOND NUMBER

Madison Investment Advisors, Inc.                                    91130108B

EFFECTIVE DATE                    BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 1, 2009            December 15, 2008 to December 15, 2009          /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective July 1, 2009, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$6,000,000
Insuring Agreement C-	ON PREMISES	$6,000,000
Insuring Agreement D-	IN TRANSIT	$6,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$6,000,000
Insuring Agreement F-	SECURITIES	$6,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$6,000,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$6,000,000
Insuring Agreement J-	COMPUTER SECURITY	$6,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.